UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 16, 2026, CN Energy Group. Inc. (the “Company”) received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination was issued because the bid price of the Company’s Class A ordinary share has closed at less than $1.00 per share for the previous 30 consecutive business days from December 3, 2025 through January 15, 2026 and, as a result, the Company does not comply with Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period or extension specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period and has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more. As noted in the Staff Determination, the Company effected a 1-for-30 reverse stock split on January 19, 2024 and a 1-for-25 reverse stock split on May 19, 2025, resulting in a cumulative 1-for-750 reverse stock split ratio for the Class A ordinary shares.

On January 21, 2026, the Company submitted a hearing request to appeal the Staff Determination to a hearings penal (the “Panel”). The hearing request automatically stays the suspension of trading in the Company’s securities and the filing of the Form 25-NSE with the Securities and Exchange Commission, in each case pending the Panel’s decision. In connection with the hearing, the Company intends to present a plan to the Panel seeking an exception or other relief to address the deficiencies identified in the Staff Determination. During the appeal process with the Panel, the Company’s Class A ordinary shares will continue to be listed and trade on Nasdaq.

The Staff Determination does not affect the Company’s business operations or its reporting obligations under the Securities Exchange Act of 1934, as amended.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-292319), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On January 23, 2026, the Company issued a press release announcing the Staff Determination stated above. A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

EXHIBIT

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 23, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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